Avisheh Avini | 212 692 6200 | aavini@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

April 17, 2012

Via EDGAR and by Federal Express

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C.  20549

Re:                             Cyclacel Pharmaceuticals, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on April 6, 2012

File No.  000-50626

Ladies and Gentleman:

On behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) a revised Preliminary Proxy Statement on Schedule 14A (File No. 000-50626) as initially filed with the Commission on April 6, 2012 (the “Proxy Statement”).  We are also delivering five clean and marked complete courtesy copies of the Proxy Statement to the attention of Johnny Gharib, Esq. of the Commission.

Set forth below is the Company’s response to the comment provided by the staff (the “Staff”) of the Commission by way of a letter (the “Comment Letter”) dated April 13, 2012, from Jeffrey P. Riedler, Esq., Assistant Director of the Division of Corporation Finance.  The Company’s response is numbered to correspond to the comment, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

General

1.                                      We note that you are seeking approval to effect a reverse stock split at a ratio of up to 10:1 to be determined by the board of directors. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the authorized shares that will be newly available as a result of the approval of the reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

Response:  In response to the Staff’s comment, the Company has supplemented its disclosure on page 39 of the Proxy Statement to add the bold and underlined language below so that the revised disclosure reads as follows:

“The proposed amendment to our Certificate of Incorporation to effect the Reverse Stock Split, as more fully described below, will effect the Reverse Stock Split but will not change the number of authorized shares of Common Stock or preferred stock,

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

or the par value of Common Stock or preferred stock. Although the primary purpose of the proposed Reverse Stock Split is to enable the Company to regain compliance with the $1.00 per share minimum bid price, the Board of Directors also considers it to be in the best interest of the Company to have a sufficient number of shares of Common Stock available for issuance in order to provide the Company with business and financing flexibility in the future. In addition, the Board of Directors believes in the importance of stock-based compensation and benefits plans to align employee and stockholder interests and to continue to attract and retain the services of outstanding employees. Common Stock may be issued by the Company in connection with future acquisitions, strategic business collaborations, equity financings or upon conversion or exchange of outstanding securities. The Company is also obligated to reserve shares for issuance to certain existing investors. Except as described in this paragraph, we do not have any current plans, arrangements or understandings relating to the issuance of any additional shares of authorized Common Stock that will become available following the Reverse Stock Split.”

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Jeffrey P. Schultz at (212) 692-6732 or the undersigned at (212) 692-6200 with any comments or questions and please send a copy of any written comments to the following parties:

Jeffrey P. Schultz, Esq.
Avisheh Avini, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Avisheh Avini
Avisheh Avini

cc:                                 Securities and Exchange Commission (Jeffrey P. Riedler, Esq., Assistant Director)

Cyclacel Pharmaceuticals, Inc. (Spiro Rombotis, President and Chief Executive Officer; Paul McBarron, Chief Operating Officer, Chief Financial Officer and Executive Vice President, Finance)